UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

The board of directors of ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company” or “ReTo”), approved a share combination (the “Share Combination”) of the Company’s Class A shares, no par value (the “Class A Shares”), at a ratio of 5-to-1 so that every five shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). The Class A Shares will begin trading on the Nasdaq Stock Market on a post Share Combination basis on November 3, 2025. There will be no change to the par value of the Class A Shares, which will remain as no par value following the Share Combination. As a result of the Share Combination, the number of issued and outstanding Class A Shares will be reduced from 7,327,491 to approximately 1,465,498.

On October 29, 2025, the Company issued a press release announcing the Share Combination. A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of ReTo, (ii) the registration statement on Form F-3 (File No. 333-282314), of ReTo, (iii) the registration statement on Form S-8, as amended (File No. 333-270355), of ReTo, and (iv) the registration statement on Form S-8 (File No. 333-280119), of ReTo and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated October 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Xinyang Li
Xinyang Li
Chief Executive Officer

Dated: October 30, 2025

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